National Grid plc

16 August 2011

National Grid plc scrip dividend

National Grid plc confirms that application has been made to the Financial Services Authority for 47,083,654 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2010/11 final dividend, payable on 17 August 2011.  Dealings are expected to commence on 17 August 2011 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the scrip dividend, 46,192,750 ordinary shares are to be issued at a price of 592.80 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 172,097 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$49.2845, and 6,084 ADRs are to be issued under the US Employee Stock Purchase Plan at a price of US$41.8918, representing 890,904 ordinary shares (including fractions).

Arit Amana
Company Secretarial Assistant
020 7004 3116